Issuer Free Writing Prospectus dated November 14, 2011

(To Prospectus dated June 29, 2011 and

Preliminary Prospectus Supplement dated November 14, 2011)

Filed Pursuant to Rule 433

Registration Statement No. 333-173520

This press release relates to an offering of common stock by Kodiak Oil & Gas Corp. and should be read together with the preliminary prospectus dated November 14, 2011 relating to the offering of common stock. To review a filed copy of the current registration statement and preliminary prospectus, click the following link (or if such address has changed, by reviewing our filings on the SEC website at http://www.sec.gov):

http://sec.gov/cgi-bin/browse-edgar?action=getcompany&CIK=0001322866&owner=exclude&count=40

Our central index key, or CIK, on the SEC website is 0001322866.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll free 1-800-221-1037.

KODIAK OIL & GAS CORP. ANNOUNCES 2012 PRELIMINARY CAPITAL BUDGET; PROVIDES 2012 PRODUCTION GUIDANCE; UPDATES ESTIMATED RESERVES QUANTITIES

•                  $585 MILLION CAPEX CONTEMPLATES 73 GROSS (51 NET WELLS)

•                  2011 EXIT RATE TO APPROXIMATE 10,500 BOE/D FOR LEGACY PRODUCTION

•                  2012 FULL-YEAR PRODUCTION OUTLOOK OF 22,000 TO 24,000 BOE/D AND 2012 EXIT RATE OF  ~30,000 BOE/D

•                  LEGACY PROVED RESERVES ~24.9 MMBOE; PRO FORMA RESERVES 52.4 MMBOE

DENVER — November 14, 2011 /PRNewswire-FirstCall/ — Kodiak Oil & Gas Corp. (NYSE: KOG), an oil and gas exploration and production company with primary assets in the Williston Basin of North Dakota, today announced its preliminary 2012 capital expenditure budget (Capex) of $585 million.  The 2012 Capex budget compares to Kodiak’s 2011 and 2010 Capex budgets of $230 million and $75 million, respectively.

In connection with today’s announcement of the Company’s pending acquisition of producing properties and undeveloped leasehold (“the Proposed January 2012 Acquisition”), Kodiak’s Board of Directors has approved a $585 million preliminary 2012 Capex budget allocated to oil and gas activities in the Bakken and Three Forks oil play in the Williston Basin.  Kodiak’s preliminary 2012 Capex budget is subject to market conditions, oilfield services and equipment availability, commodity prices, drilling results and the closing of the Proposed January 2012 Acquisition.

2012 Production Outlook

The Company expects its December 31, 2011 exit rate for its legacy assets to approximate 10,500 barrels of oil equivalent per day (BOE/d).  Pro forma for the October 2011 acreage and producing property acquisition and the Proposed January 2012 Acquisition announced today, Kodiak expects its December 31, 2011 exit rate to approximate 17,000 BOE/d.  Based on the Company’s pro forma 2011 exit rate combined with its 2012 Capex budget, Kodiak expects to average 22,000 to 24,000 BOE/d in production for all of 2012 and expects to exit 2012 at a production rate of approximately 30,000 BOE/d, assuming commodity prices and service costs remain consistent.

2012 Capex Budget

The Company has allocated $550 million to the drilling and completing of 73 gross (51 net wells) in the Williston Basin.  In addition, approximately $25 million will be allocated to the building of infrastructure for gathering systems, surface facilities and water disposal systems.  The Company has designated approximately $10 million for miscellaneous acreage acquisitions.

Upon closing of the pending acquisition, Kodiak would assume the contract for one additional drilling rig that will continue to drill on the lands to be acquired.  As part of the 2012 Capex budget, Kodiak expects to add two additional operated rigs during the second and third quarters of 2012, subject to economic conditions, for a total of eight operated rigs expected to be running by the second half of 2012.

The 2012 Capex includes 61 Kodiak-operated wells with an average 76% working interest, or 46 net operated wells.  Also included in the 2012 Capex are Kodiak’s Dunn County non-operated activities where the Company expects to participate in 12 gross (4.6 net) wells during 2012.  The 2012 drilling program, the largest in Company history, was designed to provide flexibility in identifying suitable well locations and in the timing and size of capital investment.

No capital has been allocated to the Green River Basin in Southwestern Wyoming where Kodiak has a non-operated working interest in 30,000 gross acres (7,000 net acres).  Kodiak’s participation in future wells is subject to prevailing Rocky Mountain liquids and natural gas prices at time of election.

Kodiak expects to fund the 2012 Capex budget from existing working capital, operating cash flow, proceeds from its proposed offering of 37.5 million shares of common stock, uncommitted debt financing, or its $650 million committed senior unsecured bridge facility and availability under its existing revolving credit facility agreement.

The Company cannot give assurances that its working capital on hand, its cash flow from operations or any available borrowings will be sufficient to fund its anticipated capital expenditures. If Kodiak’s existing and potential sources of liquidity through operating cash flows or expanded available borrowings are not sufficient to undertake its planned capital expenditures, the Company may be required to alter its drilling program, pursue joint ventures with third parties, sell interests in one or more of its properties or sell common shares or debt securities. If Kodiak is not successful in obtaining sufficient funding or completing an alternative transaction on a timely basis on terms acceptable to the Company, it would be required to curtail its expenditures or restructure its operations, and the Company would be unable to implement its planned exploration and drilling program.

Management Comments

Commenting on the 2012 Capex, Lynn Peterson, Kodiak’s CEO and President, said:  “The 2012 Capex represents the largest projected investment in Company history.  Our improvement in drilling and completion operations that we experienced during 2011 will carry forward into our 2012 program.  This improvement is supported by our strong well performance and corresponding production rates over the first 30 to 180 days of a well’s life.   Our 2012 drilling program will focus on each of our core operating areas which we expect to lead to improved operating efficiencies and generate production growth.  After closing the Proposed January 2012 Acquisition, our footprint in the Basin will be a meaningful 155,000 net acres located predominantly in the heart of the prolific Bakken and Three Forks play.  Including the pending acquisition, we expect to have nearly a 15-year drilling inventory of Bakken and Three Forks locations.

“In contracting the additional rigs that we expect to add, we intend to phase the rigs in after the winter weather has subsided during the second and third quarters of 2012.  We will allow our technical and operational teams to assimilate the pending acquisition and to generate a plan to efficiently exploit the new asset base.”

Reserves Update

As of October 31, 2011, and pro forma for the October 2011 acquisition and the Proposed January 2012 Acquisition,  Kodiak had estimated proved reserves of 44.7 million barrels of oil and 45.9 billion cubic feet of natural gas, or 52.4 million barrels of oil equivalent (MMBoe).  The estimated present value discounted at 10% was $1,253.8 million, before income tax effect. The Company’s reserves are comprised of 85% crude oil and 15% natural gas.  The October 31, 2011 proved reserves reflect a 356% increase over year-end 2010’s proved reserves of 11.5 MMBoe.

Kodiak’s legacy and October 2012 acquisition estimated reserves’ quantities were prepared by the Company’s independent reservoir engineering consultant Netherland Sewell & Associates, Inc.  Reserves estimates for the Proposed January 2012 Acquisition were internally prepared by Kodiak and its in-house reservoir engineers.

The following table provides information regarding Kodiak’s reserves and operations located in its core areas:

	At October 31, 2011
	Net acreage	Net Proved Reserves (MBoe)	% Oil	% Proved Developed	Pre-tax PV-10% ($MM)
Kodiak Legacy	91,500	24,855	88%	39%	$601.4
October 2011 Acquisition	13,500	7,783	87%	34%	188.6
Proposed January 2012 Acquisition	50,000	19,729	81%	28%	463.8
Total	155,000	52,368	85%	34%	$1,253.8

About Kodiak Oil & Gas Corp.

Denver-based Kodiak Oil & Gas Corp. is an independent energy exploration and development company focused on exploring, developing and producing oil and natural gas in the Williston and Green River Basins in the U.S. Rocky Mountains.  For further information, please visit www.kodiakog.com.  The Company’s common shares are listed for trading on the New York Stock Exchange under the symbol: “KOG.”

Forward-Looking Statements

This press release includes statements that may constitute “forward-looking” statements, usually containing the words “believe,” “estimate,” “project,” “expect” or similar expressions. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements inherently involve risks and uncertainties that could cause actual results to differ materially from the forward-looking statements.  Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects,” “plans,” “anticipates,” “believes,” “intends,” “estimates,” projects,” “potential” and similar expressions, or that events or conditions “will,” “would,” “may,” “could” or “should” occur. Forward-looking statements in this document include statements regarding the Company’s expectations of future performance; the Company’s expectations regarding the amount and allocation of future capital expenditures and the sources and availability of capital resources; the Company’s expectations regarding the benefits arising from the recently announced acquisition and any future acquisitions; the Company’s expectations regarding the timing and success of its exploration and development plans and the future activities of its joint venture partner; the Company’s expectations regarding drilling plans, including the timing of drilling commencement and drilling completion of our wells, and the estimated cost to drill, complete and connect its planned wells; the Company’s expectations regarding the mobilization, intended use and current planned future location of our rigs; the Company’s expectations regarding midstream activities, including oil, gas and water disposal pipelines and systems; the Company’s estimates of reserves and the values associated with such reserves; the Company’s expectations regarding the future production of its oil and gas properties, and the Company’s expectations regarding the amount and sufficiency of future cash flows. Factors that could cause or contribute to such differences include, but are not limited to, fluctuations in the prices of oil and gas, uncertainties inherent in estimating quantities of oil and gas reserves and projecting future rates of production and timing of development activities, competition, operating risks, acquisition risks, liquidity and capital requirements, the effects of governmental regulation, adverse changes in the market for the Company’s oil and gas production, dependence upon third-party vendors, the failure to close the Proposed January 2012 Acquisition, the failure to satisfy any of the borrowing conditions under the Company’s committed bridge financing, and other risks detailed in the Company’s periodic report filings with the Securities and Exchange Commission.

For further information, please contact:

Mr. Lynn A. Peterson, CEO and President, Kodiak Oil & Gas Corp. +1-303-592-8075

Mr. David P. Charles, Sierra Partners LLC +1-303-757-2510 x11

The issuer has filed a registration statement (including a prospectus) with the SEC for the offerings to which this communication relates.

Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll free 1-800-221-1037.